NO ACT

1E
3-27-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005654

DIVISION OF
CORPORATION FINANCE

April 8, 2015

Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

Act: 1934
Section:
Rule: 14a-8 (0D2)
Public
Availability: 4-8-15

Re: Navient Corporation
Incoming letter dated March 27, 2015

Dear Mr. McGarrah:

This is in response to your letter dated March 27, 2015 concerning the shareholder proposal that the AFL-CIO Reserve Fund submitted to Navient. We also have received a letter from Navient dated April 3, 2015. On March 26, 2015, we issued our response expressing our informal view that Navient could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: David R. Brown
Nixon Peabody LLP
drbrown@nixonpeabody.com



NIXON PEABODY

1934 Act/Rule 14a-8

April 3, 2015

VIA E-MAIL (shareholderproposals@sec.gov)
and FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Navient Corporation (CIK: 1593538)
Securities Exchange Act of 1934 / Rule 14a-8
Response to March 27, 2015 Request for Reconsideration
of AFL-CIO Reserve Fund

Ladies and Gentlemen:

We submit this letter on behalf of our client, Navient Corporation, a Delaware corporation (the "Company"), in response to a letter dated as of March 27, 2015 (the "Request for Consideration"), from the AFL-CIO Reserve Fund (the "Proponent") to Mr. David R. Fredrickson, Chief Counsel for the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), requesting that the staff (the "Staff") of the Division reconsider and reverse its position set forth in the Staff's letter to the undersigned dated March 26, 2015 (the "No-Action Letter"). We have enclosed herewith six (6) copies of this letter and concurrently sent a copy of this letter to the Proponent.

Preliminarily, we note that the No-Action Letter referenced a letter dated March 3, 2015 from the Proponent to the Staff. We did not receive a copy of that letter and the No-Action Letter was our first notice of it. We have now obtained a copy of that letter from the Proponent, who cited an incorrect email address as the reason for failing to timely provide it to us.

The No-Action Letter stated the Staff's position that there was some basis to exclude the Proponent's shareholder proposal and supporting statement (collectively, the "Proposal") under Rule 14a-8(i)(7) because "[p]roposals that concern a company's legal compliance program are generally excludable" as part of ordinary business operations. The Staff noted that it would therefore not recommend enforcement action if the Company excluded the Proposal from the Company's proxy materials for its 2015 Annual Meeting of Shareholders.

In the Request for Reconsideration, the Proponent makes no mention of additional facts or changes in law or legal interpretation since the date of the No-Action Letter that could impact the Staff's analysis. Rather, the Request for Reconsideration focuses on Staff Legal Bulletin 14E, dated October 27, 2009. This guidance is over five years old and undoubtedly was considered by the Staff in reaching its position taken in the No-Action Letter, especially given that the Bulletin is cited in the Proponent's March 3, 2015 letter to the Staff.

The Proponent has also taken language from the Company's initial February 6, 2015 request for no-action relief substantially out of context, characterizing a statement in our initial request for no-action relief as a deliberate mischaracterization.[1] This is simply incorrect. Our statement that "the Staff has previously concurred with no-action requests contending that neither the expected ability of graduates to repay their student loans, nor consumer finance issues generally, constitute consistent topics of widespread public debate sufficient to rise to the level of a significant social policy issue" was framed by the Proponent as an assertion that "consumer finance issues generally [do not] constitute consistent topics of widespread public debate sufficient to rise to the level of a significant social policy issue." By removing the first part of the sentence, and by adding words to form a different phrase, the Proponent has attempted to lead the Staff to believe that we were attributing broader meaning to the no-action letters cited thereafter.[2] When the quoted words are taken in context, however, it is clear that we were merely noting that the Staff has on other occasions granted no-action relief citing similar apparent bases for exclusion notwithstanding the presence of consumer finance issues. We do not, however, claim that all proposals relating to consumer finance issues are excludable under the ordinary business operations exclusion.

The Company is in the process of finalizing its proxy materials, and therefore we respectfully request that the Staff either (a) deny the Proponent's request for consideration or (b) affirm its position as set forth in the No-Action Letter.

We continue to be happy to provide you with any additional information and answer any questions that you may have. Please do not hesitate to contact me, David R. Brown (312-977-4426 / drbrown@nixonpeabody.com). Thank you for your continued attention to this matter.

Sincerely,



David R. Brown

cc: Mr. David R. Fredrickson, the Division of Corporation Finance (via Federal Express)
Mr. Mark Heleen, Navient Corporation (via Federal Express and email)
Mr. Kurt Slawson, Navient Corporation (via email)
Mr. Brandon Rees, AFL-CIO Office of Investment (via Federal Express and email)
Ms. Heather Slavkin Corzo, AFL-CIO Reserve Fund (via Federal Express)

[1] The relevant statement from our February 6, 2015 letter is excerpted as follows: "[T]he Staff has never denied a no-action request concerning the exclusion of a shareholder proposal on the theory that "legal and regulatory violations by student loan servicers" constitute a significant social policy issue. In fact, the Staff has previously concurred with no-action requests contending that neither the expected ability of graduates to repay their student loans, nor consumer finance issues generally, constitute consistent topics of widespread public debate sufficient to rise to the level of a significant social policy issue." *See* the February 6, 2015 letter at 5, 6.

[2] *See DeVry Inc.* (Sept. 6, 2013) and *Fifth Third Bancorp* (Dec. 17, 2012).

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

March 27, 2015

Via E-Mail (shareholderproposals@sec.gov)

Mr. David R. Frederickson
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *Navient Corporation Request for Reconsideration of the AFL-CIO Reserve Fund of the Staff's No-Action Letter of March 26, 2015 regarding Internal Controls over Student Loan Servicing Operations*

Dear Mr. Frederickson:

I hereby request that that the Staff reverse its position and withdraw the No-Action Letter granted to Navient Corporation ("Navient" or the "Company"). The student loan debt crisis - the underlying subject matter of the Proposal - "raises policy issues so significant that it would be appropriate for a shareholder vote." Indeed, this is exactly the type of shareholder proposal envisioned by *Staff Legal Bulletin 14E* (October 27, 2009).

Navient Corporation, formerly Sallie Mae, is at the center of the student loan debt crisis, a policy issue so significant that it receives almost daily attention from the media, the President, the Congress, governors, attorneys general, regulators, state legislators and millions of Americans who hold student loans. The Proposal focuses on Navient's risk management of student loan debt, a subject matter that gives rise to the risk faced by Navient and, indeed, the US economy. Navient is the largest student loan servicer and student loan debt now exceeds $1.16 trillion.[1]

[1] "Household Debt Continues Upward Climb While Student Loan Delinquencies Worsen," Federal Reserve Bank of New York, February 17, 2015.

The Proposal is well within the ambit of Staff Legal Bulletin 14E

Navient's letter to the Staff of February 6, 2015 deliberately mischaracterized the Proposal as one dealing narrowly with legal compliance and even went so far as to inaccurately state that "consumer finance issues generally [do not] constitute consistent topics of widespread public debate sufficient to rise to the level of a significant social policy issue." While Navient's assertion may have been true before *Staff Legal Bulletin 14E*, it is no longer accurate.

Staff Legal Bulletin 14E, issued in 2009, during the financial crisis, followed several No-Action Letters that had excluded shareholder proposals on consumer finance and mortgages, *The Ryland Group, Inc.* (January 11, 2008); *KB Home* (January 11, 2008); *Pulte Homes, Inc.* (February 4, 2008). In those decisions, the Staff had not recognized the significant policy issue of consumer finance underlying the proposals.

In *Staff Legal Bulletin 14E*, the new framework for proposals involving the significant policy issues and risk management—clearly related to consumer finance - was explained as follows:

Based on our experience in reviewing these requests, we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues. Indeed, as most corporate decisions involve some evaluation of risk, the evaluation of risk should not be viewed as an end in itself, but rather, as a means to an end. In addition, we have become increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders. Accordingly, we have reexamined the analysis that we have used for risk proposals, and upon reexamination, we believe that there is a more appropriate framework to apply for analyzing these proposals.

On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, similar to the way in which we analyze proposals asking for the preparation of a report,[1] the formation of a committee[2] or the inclusion of disclosure in a Commission-prescribed document[3] — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.[1]

Staff decisions that followed *Staff Legal Bulletin 14E, Citigroup Inc.*, (March 2, 2011) (proposal requesting that the board have its audit committee conduct an independent review of the company's internal controls related to loan modifications, foreclosures, and securitizations, and to report to shareholders its findings and recommendations); *Bank of America Corporation*, (March 14, 2011); *Wells Fargo & Company* (March 11, 2013); *JPMorgan Chase & Co.* (March 14, 2011), denied No-Action Requests where, as here, the proposals raised symptoms of the financial crisis that involved legal compliance and a significant policy issue.

Indeed, the Staff said in *Citigroup Inc.*:

> We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." In view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Student Loan Debt Crisis is a Significant Policy Issue

Public debate on the student loan debt crisis and the widespread deficiencies in the management of that debt by Navient and other student loan companies is almost identical to the issues raised in *Citigroup Inc, Bank of America Corporation, Wells Fargo & Company* and *JPMorgan Chase & Co.*

Consider, for example, the fact that the student loan debt crisis figured prominently in the President's State of the Union Address[2] to Congress and in legislation and Congressional reports.[3] The Federal Reserve,[4] leading foundations and policy reports[5]

---

[2] "Remarks by the President in State of the Union Address," The White House, January 20, 2015, http://www.whitehouse.gov/the-press-office/2015/01/20/remarks-president-state-union-address-january-20-2015

[3] "GOP Blocks Warren's Student Loan Bill," The Hill, September 16, 2014 http://thehill.com/blogs/floor-action/senate/217908-gop-blocks-warrens-student-loan-bill; "Senate Democrats Investigate Navient Student Loan Contract," Wall Street Journal, July 9, 2014.

[4] Chair Janet Yellen, "Perspectives on Inequality and Opportunity from the Survey of Consumer Finances," October 17, 2014 http://www.federalreserve.gov/newsevents/speech/yellen20141017a.htm

[5] S. Dynarski and D. Kreisman, "Borrowing for college has risen for decades, and today 7 million of these student loans are in default." "Loans for Educational Opportunity: Making Borrowing Work for Today's

have all pointed to the significance of this issue for the US economy.

In addition, the risk to the Company and the economy is significant. "In an environment of broader U.S. consumer deleveraging, student debt is the only form of consumer debt that has risen since 2007, having doubled since the recession."[6] How that risk is managed is critical to the Company and its shareholders.

As if to underscore the significant policy issue raised by this Proposal, the US Department of Education ("DOE") announced "that it will wind down contracts with five private collection agencies that were providing inaccurate information to borrowers."[7] Among the five collection agencies is Pioneer Credit Recovery, Inc., a subsidiary of Navient. According to its latest 10-K filing, Navient generated $65 million in revenue from Pioneer's DOE contract in 2014 and $62 million in 2013.[8] Navient indicated in the same filing that "There can be no assurances that Pioneer will be awarded an extension of the existing contract." Remarkably, Navient's Pioneer Credit Recovery, Inc. responded to the DOE's decision not to extend its contract in a statement, saying that it was "blindsided" by the DOE's decision.[9]

The Proposal's Supporting Statement spells out the significant risk the Company undertook before and after it settled allegations by both the FDIC and the DOJ that it "violated the Servicemembers Civil Relief Act ("SCRA"), 50 U.S.C. app. §§ 501-597b, with respect to student loans they [Navient] owned or serviced."[10]

Not only did the Company expose itself and its shareholders to significant risk, but the President ordered the DOE, which selects and approves the companies that manage federal student loans, to require the Company to improve its risk management

Students" Brookings, The Hamilton Project, October 2013.
http://www.brookings.edu/research/papers/2013/10/21-student-loans-dynarski

[6] Vanguard, Global Macro Matters http://www.vanguard.com/pdf/ISGGMMSD.pdf (AUGUST 12, 2014)

[7] US Department of Education, "U.S. Department of Education to End Contracts with Several Private Collection Agencies," February 27, 2015 (available at http://www.ed.gov/news/press-releases/us-department-education-end-contracts-several-private-collection-agencies); "Education Department Will Wind Down Contracts With Five Collection Agencies," Wall Street Journal, February 27, 2015 (available at http://www.wsj.com/articles/education-department-will-wind-down-contracts-with-five-collection-agencies-1425085233)

[8] Navient Corporation, Quarterly Report (Form 10-K) (Jan. 31, 2015).

[9] Maria Armental, "Education Department Will Wind Down Contracts With Five Collection Agencies," Wall Street Journal, February 27, 2015, http://www.wsj.com/articles/education-department-will-wind-down-contracts-with-five-collection-agencies-1425085233.

[10] U.S. v. Sallie Mae, Case 1:14-cv-00600-UNA, US District Court for the District of Delaware, filed 5/13/2014.

and servicing of student loans.[11] The results of that Presidential order are reflected in the DOE's February action, terminating Navient's debt collection subsidiary from participation.

Reconsideration of the Staff No-Action Letter granted to Navient is not only appropriate, but necessary. The framework set forth in *Staff Legal Bulletin 14E* clearly demonstrates that the AFL-CIO Reserve Fund's Proposal belongs on the Navient proxy statement for 2015.

Sincerely,



Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
afl-cio #2, afl-cio

cc: David R. Brown, Esq.

[11] "US Department of Education Strengthens Student Loan Servicing: Renegotiated contracts incentivize better support for student borrowers; new initiative led by Under Secretary Mitchell will continue to improve service," US Department of Education, August 29, 2014. http://www.ed.gov/news/pressreleases/usdepartmenteducationstrengthensfederalstudentloanservicing